HypoVereinsbank

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N
Washington, D. C. 2
USA

03032836

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, October 7th, 2003

RECEIVED OCT 14 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 187

Hypotheken und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- the Addendum Number 1 to the Listing Prospectus as of 19. September 2003 pursuant ot section 52 para. 2 of the German Stock Exchange Admission Regulation

You will receive the item listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan E.
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Enclosure

dlw 10/27

2 October 2003

The German version of this Addendum Number 1 to the Listing Prospectus is the approved and binding text. This entire document has been translated into English for convenience only.

Hypo Real Estate

GROUP

Addendum Number 1 to the Listing Prospectus as of 19 September 2003 pursuant to section 52 para. 2 of the German Stock Exchange Admission Regulation

for

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

- German securities identification number: 802 770 -
- ISIN DE 000 802 770 7 -
- Common code: 17329707 -

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard)

as well as

2,000,000 bearer profit participation certificates
(*Genussscheine*)

- German securities identification number: 802 773 -
- ISIN DE 000 802 773 1 -
- Common code: 17329871 -

each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange
(General Standard)

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which was entered in the commercial register on 29 September 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which was newly founded as part of the spin-off (spin-off by way of founding a new company)

of

Hypo Real Estate Holding AG
Munich

Pursuant to section 52 para. 2 of the German Stock Exchange Admission Regulation (*Börsenzulassungs-Verordnung*), the Listing Prospectus[1)] as of 19 September 2003 ("Prospectus") is hereby supplemented by reference to events and changes that have occurred since publication of the Prospectus, and amended as follows:

A. Supplements in connection with the origin of Hypo Real Estate Holding AG

On page 1, the subsection "The origin of Hypo Real Estate Holding AG" is hereby supplemented as follows: The Company came into legal existence upon registration in the commercial register for the Company at the local court Munich (*Amtsgericht München*) under register number HRB 149393 and upon registration of the spin-off in the commercial register for HVB AG at the local court Munich under register number HRB 42148. The respective registrations were effected on 29 September 2003.

B. Supplements in connection with the admission to the stock exchange and listing

On page 6, the subsection "Admission to the stock exchange and listing" is hereby supplemented as follows: The Ordinary Shares of Hypo Real Estate Holding AG were admitted to the Official Market of the Frankfurt Stock Exchange and were simultaneously admitted to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard), and the Profit Participation Certificates were admitted to the Official Market of the Frankfurt Stock Exchange (General Standard), on 2 October 2003. Trading in the Ordinary Shares of Hypo Real Estate Holding on the Official Market (Prime Standard) and trading in the Profit Participation Certificates of Hypo Real Estate Holding on the Official Market (General Standard) of the Frankfurt Stock Exchange is expected to commence on 6 October 2003.

Trading in the Ordinary Shares of Hypo Real Estate Holding on the Official Market of the Vienna Stock Exchange (Standard Market Continuous) is also expected to commence on 6 October 2003.

C. Supplements in connection with changes of names of companies of the Hypo Real Estate Group

The subsection "Original legal structure" on page 14, the subsection "Hypo International" on page 31, the subsection "Hypo Real Estate Bank International" on page 85 and the section "List of shareholdings of Hypo Real Estate Holding" starting on page F-216 are hereby supplemented as follows: HVB Bank Ireland has meanwhile been renamed Hypo Real Estate Bank International.

On pages 14/15, the subsection "Original legal structure" and starting on page F-216 the section "List of shareholdings of Hypo Real Estate Holding" are hereby supplemented as follows: HVB Real Estate Bank Aktiengesellschaft was renamed Hypo Real Estate Bank Aktiengesellschaft upon registration in the commercial register for HRE Bank at the local court Munich under register number HRB 41054 on 30 September 2003.

D. Supplements in connection with the profit-and-loss transfer agreement between DIA GmbH and WürttHyp

On page 16, the subsection "Intended further steps" are hereby supplemented as follows: The managing directors of DIA GmbH and the management board of WürttHyp have drafted the profit-and-loss transfer agreement referred to in the Prospectus. The extraordinary shareholders' meeting of WürttHyp called for 30 October 2003 is expected to approve this agreement. It is contemplated that the Company will enter into a keep-well agreement with respect to DIA GmbH to allow DIA GmbH to fulfill its obligations arising from the profit-and-loss transfer agreement.

E. Supplements in connection with the notice submitted by Munich Re to the Federal Reserve Board

On page 21, the subsection "Equity participation of Munich Re" is hereby supplemented as follows: The Federal Reserve Board has approved Munich Re's application to acquire an interest in the Company by official notification as of 29 September 2003. Thus, REC USA may now commence its operations in the USA.

F. Amendments in connection with significant shareholdings of the Company

On pages 85/86, the subsection "Hypo Real Estate Bank International" is hereby amended as follows: Georg Funke and Frank Lamby became members of the board of directors of Hypo Real Estate Bank International on 1 October 2003.

Hypo Real Estate International has effected a capital increase as specified in the Prospectus; its subscribed capital now amounts to € 1,200,000,000.00.

On pages 88/89, the subsection "HRE Bank" is hereby amended as follows: The management board of HRE Bank currently consists of three members: Johann Berger, Frank Hellwig and Theodor Knepper. As of 30 September 2003, Georg Funke, Josef Gelb und Frank Lamby ceased to be members of the management board. The number of supervisory board members was reduced to a total of six.

1) The definitions used in the Prospectus are also applicable for this addendum.

G. Amendments in connection with information about the management and supervisory bodies of Hypo Real Estate Holding AG

On pages 98-100, the subsection "Management board" is hereby amended as follows: Georg Funke became chairman of the supervisory board of HRE Bank as well as member of the board of directors of Hypo Real Estate Bank International on 1 October 2003. His position as chairman of the management board of HRE Bank ended as of 30 September 2003.

Dr. Paul Eisele and Dr. Markus Fell became members of the supervisory board of HRE Bank on 1 October 2003.

Frank Lamby became vice chairman of the supervisory board of HRE Bank as well as member of the board of directors of Hypo Real Estate Bank International on 1 October 2003. His position as a member of the management board of HRE Bank ended as of 30 September 2003.

H. Supplements in connection with transactions and legal relationships with the HVB Group

On page 105, the subsection "Liquidity lines" is hereby supplemented as follows: By agreements dated 24 September 2003, HVB AG extended Hypo Germany the liquidity lines in the amounts of € 1 billion and € 500 million as well as the one-year overdraft facility in the amount of € 800 million referred to in the Prospectus.

On page 105, the subsection "Physical transfer" is hereby supplemented as follows: On 23 and 24 September 2003, HVB AG and Hypo Real Estate Bank International entered into several loan agreements pursuant to which HVB AG agreed to provide Hypo Real Estate Bank International with funding in an aggregate amount of approximately € 1.6 billion in connection with the transfer from HVB AG to Hypo Real Estate Bank International of a foreign portfolio of commercial real estate financing agreements described in the Prospectus.

In addition, by agreement dated 23 September 2003, HVB AG extended to Hypo Real Estate Bank International the subordinated loan in the amount of € 600 million described in the Prospectus.

On page 109, the subsection "*Schuldscheindarlehen* (loans evidenced by promissory notes) of Hypo Germany" is hereby amended as follows: The Company will ensure that HRE Bank and WestHyp will not allow the volume of outstanding liabilities secured by the deposit guarantee fund (*Einlagensicherungsfonds*), in particular *Schuldscheindarlehen* (loans evidenced by promissory notes), to exceed the currently planned amount by 31 December 2005. The reason for this is the continuing liability of HVB AG to the *Bundesverband deutscher Banken e.V.* for HRE Bank and WestHyp (with regard to the deposit guarantee fund) until that time.

I. Supplements in connection with shareholdings of Hypo Real Estate Holding

The section "List of Shareholdings of Hypo Real Estate Holding" starting on page F-216 is hereby supplemented by adding in the table under the caption "Indirectly held shareholdings" below "DIA Vermögensverwaltungs-GmbH: Shareholdings in:--1.2 HVB Real Estate Bank AG: Shareholding in:--Westfälische Hypothekenbank AG: Shareholding in:" the following column:

"GfA-Gesellschaft für Anwendungssoftware mbH .... 33.33 % Stuttgart".

J. Supplements in connection with business developments and prospects

On page P-1, the section "Business Developments and Prospects" is hereby supplemented as follows: A portion of the US-portfolio to be acquired by Hypo Real Estate Bank International from HVB AG is to be resold to WürttHyp. It is contemplated that WürttHyp will physically acquire less than half of the US-portfolio from Hypo Real Estate Bank International and refinance the acquisition by issuing public-sector bonds. The credit risks arising from the US-portfolio for WürttHyp are ultimately to be borne, by way of a guarantee, by Hypo Real Estate Bank International, which, in turn, is to receive the income from this assumption of risk.

The Company and the BaFin are currently discussing the means by which Hypo Real Estate Group is to satisfy its bank regulatory reporting obligations as of 30 September 2003 that have generally arisen from the registration of the spin-off on 29 September 2003.

By letter dated 19 September 2003, the BaFin notified WestHyp of the results of its examination of trading activities (*Handelsgeschäfte*) in accordance with section 44 of the German Banking Act. On the whole, the report came to the conclusion that, except for certain partial aspects, WestHyp has adequately implemented the minimum requirements for the conducting of trading of credit institutions (MaH) with regard to the type, extent and structure of the trading activities conducted so far. The Company expects that these partial aspects will also be implemented shortly in connection with the merger of WestHyp with HRE Bank.

The German branch of Hypo Real Estate Bank International has been set up since the date of the Prospectus.

Munich, October 2003
The management board

Hypo Real Estate Holding AG

On the basis of the Listing Prospectus as of 19 September 2003, as amended and supplemented by Addendum Number 1 as of 2 October 2003,

the following have been admitted

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard)

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

- German securities identification number: 802 770 -
- ISIN DE 000 802 770 7 -
- Common code: 17329707 -

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003

as well as

to trading on the Official Market of the Frankfurt Stock Exchange (General Standard)

2,000,000 bearer profit participation certificates
(*Genussscheine*)

- German securities identification number 802 773 -
- ISIN DE 000 802 773 1 -
- Common code 17329871 -

each with a face value of DEM 100.00 (approximately € 51,13) and carrying participation rights as of the financial year commencing 1 January 2003

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which was entered in the commercial register on 29 September 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which was newly founded as part of the spin-off (spin-off by way of founding a new company)

of

Hypo Real Estate Holding AG
Munich

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Munich

2. Oktober 2003

Hypo Real Estate

GROUP

Nachtrag Nr. 1 gemäß § 52 Abs. 2 Börsenzulassungs-Verordnung zum Börsenzulassungsprospekt vom 19. September 2003

für

Stück 130.433.775 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)

- Wertpapier-Kenn-Nummer 802 770 -
- ISIN DE 000 802 770 7 -
- Common Code 17329707 -

jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard)

sowie

Stück 2.000.000 auf den Inhaber lautende Genussscheine

- Wertpapier-Kenn-Nummer 802 773 -
- ISIN DE 000 802 773 1 -
- Common Code 17329871 -

jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse (General Standard)

aus der am 29. September 2003 in das Handelsregister eingetragenen Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, gemäß Beschluss ihrer ordentlichen Hauptversammlung vom 14. Mai 2003 auf die im Rahmen der Abspaltung neu gegründete Hypo Real Estate Holding AG, München, (Abspaltung zur Neugründung)

der

Hypo Real Estate Holding AG

München

Zum Börsenzulassungsprospekt[1)] vom 19. September 2003 ("Prospekt") werden hiermit gemäß § 52 Abs. 2 Börsenzulassungs-Verordnung die nachfolgenden Ergänzungen, die seit der Veröffentlichung des Prospekts eingetreten sind, bzw. Änderungen vorgenommen:

A. Ergänzungen im Zusammenhang mit der Entstehung der Hypo Real Estate Holding AG

Auf S. 5 wird der Unterabschnitt "Entstehung der Hypo Real Estate Holding AG" wie folgt ergänzt: Die Gesellschaft ist durch Eintragung in das für die Gesellschaft beim Amtsgericht München unter der Nummer HRB 149393 geführte Handelsregister sowie durch Eintragung der Abspaltung in das für die HVB AG beim Amtsgericht München unter der Nummer HRB 42148 geführte Handelsregister rechtswirksam entstanden. Die jeweiligen Eintragungen erfolgten am 29. September 2003.

B. Ergänzungen im Zusammenhang mit der Börsenzulassung und Notierungsaufnahme

Auf S. 9/10 wird der Unterabschnitt "Börsenzulassung und Notierungsaufnahme" wie folgt ergänzt: Die Zulassung der Stammaktien zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) und die Zulassung der Genussscheine zum amtlichen Markt an der Frankfurter Wertpapierbörse (General Standard) erfolgte am 2. Oktober 2003. Die Notierungsaufnahme für die Stammaktien (Prime Standard) sowie für die Genussscheine (General Standard) im amtlichen Markt an der Frankfurter Wertpapierbörse erfolgt voraussichtlich am 6. Oktober 2003.

Die Notierungsaufnahme für die Stammaktien im Amtlichen Handel an der Wiener Börse (Segment: Standard Market Continuous) erfolgt voraussichtlich ebenfalls am 6. Oktober 2003.

C. Ergänzungen im Zusammenhang mit Umfirmierungen von Gesellschaften der Hypo Real Estate Group

Auf S. 18 wird der Unterabschnitt "Rechtliche Ausgangsstruktur", auf S. 35 wird der Unterabschnitt "Hypo International", auf S. 91 wird der Unterabschnitt "Hypo Real Estate Bank International" und auf S. 360 wird das Kapitel "Liste des Anteilsbesitzes der Hypo Real Estate Holding" wie folgt ergänzt: Die Umfirmierung der HVB Bank Ireland in Hypo Real Estate Bank International ist zwischenzeitlich erfolgt.

Auf S. 18/19 wird der Unterabschnitt "Rechtliche Ausgangsstruktur" und auf S. 360 wird das Kapitel "Liste des Anteilsbesitzes der Hypo Real Estate Holding" wie folgt ergänzt: Die Umfirmierung der HVB Real Estate Bank Aktiengesellschaft in Hypo Real Estate Bank Aktiengesellschaft ist durch Eintragung in das für die HRE Bank beim Amtsgericht München unter der Nummer HRB 41054 geführte Handelsregister am 30. September 2003 erfolgt.

D. Ergänzungen im Zusammenhang mit dem Gewinnabführungsvertrag zwischen der DIA GmbH und der WürttHyp

Auf S. 20 wird der Unterabschnitt "Geplante weitere Schritte" wie folgt ergänzt: Die Geschäftsführung der DIA GmbH und der Vorstand der WürttHyp haben den Entwurf des im Prospekt genannten Gewinnabführungsvertrages aufgestellt. Die für den 30. Oktober 2003 einberufene außerordentliche Hauptversammlung der WürttHyp soll dem Gewinnabführungsvertrag zustimmen. Die Gesellschaft soll eine Haftungserklärung für die Verpflichtungen der DIA GmbH aus dem Gewinnabführungsvertrag übernehmen.

E. Ergänzungen im Zusammenhang mit dem Antrag der Münchener Rück bei dem Federal Reserve Board

Auf S. 25 wird der Unterabschnitt "Beteiligung der Münchener Rück" wie folgt ergänzt: Das Federal Reserve Board hat mit Bescheid vom 29. September 2003 den Antrag der Münchener Rück bezüglich deren Anteilserwerb an der Gesellschaft genehmigt. Demnach kann die REC USA ihre Geschäftstätigkeit in den USA nunmehr aufnehmen.

F. Änderungen im Zusammenhang mit wesentlichen Beteiligungen der Gesellschaft

Auf S. 91/92 wird der Unterabschnitt "Hypo Real Estate Bank International" wie folgt ergänzt: Georg Funke und Frank Lamby sind seit dem 1. Oktober 2003 Mitglieder des *Board of Directors* der Hypo Real Estate Bank International.

Die Kapitalerhöhung bei der Hypo Real Estate Bank International ist, wie im Prospekt beschrieben, durchgeführt worden; das gezeichnete Kapital beträgt nunmehr € 1.200.000.000,-.

Auf S. 95 wird der Unterabschnitt "HRE Bank" wie folgt ergänzt: Der Vorstand der HRE Bank besteht aus den drei Mitgliedern Johann Berger, Frank Hellwig und Theodor Knepper. Georg Funke, Josef Gelb und Frank Lamby sind zum 30. September 2003 aus dem Vorstand ausgeschieden. Die Anzahl der Mitglieder des Aufsichtsrats ist auf sechs reduziert worden.

---

1) Die in dem Prospekt verwandten Definitionen gelten auch für diesen Nachtrag.

Auf S. 97 wird im Unterabschnitt "FGH Bank" die Höhe der Erträge des letzten Geschäftsjahres aus den Anteilen an der Assumij Beheer B.V. (Stand 31. Dezember 2002) in € 32.644.000,- geändert.

G. Änderungen im Zusammenhang mit Angaben über Geschäftsführungs- und Aufsichtsorgane der Hypo Real Estate Holding AG

Auf S. 104-106 wird der Unterabschnitt "Vorstand" wie folgt geändert: Georg Funke ist seit dem 1. Oktober 2003 Vorsitzender des Aufsichtsrats der HRE Bank sowie Mitglied des *Board of Directors* der Hypo Real Estate Bank International. Seine Tätigkeit als Vorsitzender des Vorstands der HRE Bank endete zum 30. September 2003.

Dr. Paul Eisele und Dr. Markus Fell sind seit dem 1. Oktober 2003 Mitglieder des Aufsichtsrats der HRE Bank.

Frank Lamby ist seit dem 1. Oktober 2003 stellvertretender Vorsitzender des Aufsichtsrats der HRE Bank sowie Mitglied des *Board of Directors* der Hypo Real Estate Bank International. Seine Tätigkeit als Mitglied des Vorstands der HRE Bank endete zum 30. September 2003.

H. Ergänzungen im Zusammenhang mit Geschäften und Rechtsbeziehungen mit der HVB Group

Auf S. 111 wird der Unterabschnitt "Liquiditätslinien" wie folgt ergänzt: Mit Vertrag jeweils vom 24. September 2003 hat die HVB AG der Hypo Deutschland die im Prospekt beschriebenen Liquiditätslinien in Höhe von € 1 Mrd. und € 500 Mio. sowie die Liquiditätsfazilität in Höhe von € 800 Mio. gewährt.

Auf S. 112 wird der Unterabschnitt "Physische Übertragung" wie folgt ergänzt: Die HVB AG und die Hypo Real Estate Bank International haben am 23. und 24. September 2003 mehrere Darlehensverträge abgeschlossen, in denen sich die HVB AG verpflichtet hat, der Hypo Real Estate Bank International im Zusammenhang mit der im Prospekt beschriebenen Übertragung eines Auslandsportfolios an gewerblichen Immobilienfinanzierungsverträgen von der HVB AG auf die Hypo Real Estate Bank International Refinanzierungsmittel in Höhe von ca. € 1,6 Mrd. zur Verfügung zu stellen.

Darüber hinaus wurde der Hypo Real Estate Bank International mit Vertrag vom 23. September 2003 das im Prospekt beschriebene Nachrangdarlehen in Höhe von € 600 Mio. von der HVB AG eingeräumt.

Auf S. 115 wird der Unterabschnitt "Schuldscheindarlehen der Hypo Deutschland" wie folgt geändert: Die Gesellschaft wird dafür Sorge tragen, dass die HRE Bank und die WestHyp das Volumen der ausstehenden einlagengesicherten Verbindlichkeiten, insbesondere Schuldscheindarlehen, bis zum 31. Dezember 2005 nicht über die derzeitigen Planungen hinaus anwachsen lassen. Hintergrund ist eine noch fortbestehende Haftung der HVB AG betreffend die HRE Bank und die WestHyp gegenüber dem Bundesverband Deutscher Banken e.V. (bezüglich Einlagensicherungsfonds) bis zu diesem Zeitpunkt.

I. Ergänzungen im Zusammenhang mit dem Anteilsbesitz

Auf S. 361 wird das Kapitel "Liste des Anteilsbesitzes der Hypo Real Estate Holding" bezüglich der WestHyp wie folgt ergänzt: Die WestHyp hält an der GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart eine Beteiligung von 33,33 %.

J. Ergänzungen im Zusammenhang mit dem Geschäftsgang und -aussichten

Auf S. 372 wird das Kapitel "Geschäftsgang und -aussichten" wie folgt ergänzt: Das US-Portfolio, das die Hypo Real Estate Bank International von der HVB AG erwerben soll, soll zum Teil an die WürttHyp weiterverkauft werden. Die WürttHyp soll weniger als die Hälfte des US-Portfolios von der Hypo Real Estate Bank International physisch erwerben und über die Ausgabe von Öffentlichen Pfandbriefen refinanzieren. Die von der WürttHyp übernommenen Kreditrisiken aus dem US-Portfolio sollen jedoch im Wege der Garantieübernahme letztlich von der Hypo Real Estate Bank International getragen werden, der auch die Erträge aus dieser Risikoübernahme zustehen sollen.

Derzeit werden zwischen der Gesellschaft und der BaFin Gespräche dahingehend geführt, in welcher Art und Weise die aus der Eintragung der Abspaltung vom 29. September 2003 grundsätzlich entstandenen aufsichtsrechtlichen Meldepflichten zum 30. September 2003 von der Hypo Real Estate Group zu erfüllen sind.

Mit Schreiben vom 19. September 2003 wurden der WestHyp von der BaFin die Ergebnisse der Prüfung der Handelsgeschäfte gemäß § 44 KWG übermittelt. Insgesamt kommt der Prüfungsbericht zu dem Ergebnis, dass mit Ausnahme bestimmter Teilaspekte die MaH im Hinblick auf Art, Umfang und Struktur der bisher betriebenen Handelsaktivitäten in angemessener Weise von der WestHyp umgesetzt werden. Die Gesellschaft geht davon aus, dass diese Teilaspekte im Rahmen der anstehenden Fusion der WestHyp mit der HRE Bank zeitnah angepasst werden können.

Die Gründung der Niederlassung der Hypo Real Estate Bank International in Deutschland ist mittlerweile erfolgt.

München, im Oktober 2003 — Hypo Real Estate Holding AG
Der Vorstand

Aufgrund des Börsenzulassungsprospekts vom 19. September 2003 wie dieser durch den Nachtrag Nr. 1 vom 2. Oktober 2003 ergänzt wurde,

wurden

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard)

Stück 130.433.775 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien)

- Wertpapier-Kenn-Nummer 802 770 -
- ISIN DE 000 802 770 7 -
- Common Code 17329707 -

jeweils mit einem auf die einzelne Stückaktie entfallenden rechnerischen Nennbetrag von € 3,- und mit voller Gewinnanteilberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

sowie

zum Handel im amtlichen Markt an der Frankfurter Wertpapierbörse (General Standard)

Stück 2.000.000 auf den Inhaber lautende Genussscheine

- Wertpapier-Kenn-Nummer 802 773 -
- ISIN DE 000 802 773 1 -
- Common Code 17329871 -

jeweils mit einem Nennbetrag von DM 100,- (rund € 51,13) und mit Ausschüttungsberechtigung ab dem am 1. Januar 2003 begonnenen Geschäftsjahr

aus der am 29. September 2003 in das Handelsregister eingetragenen Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, gemäß Beschluss ihrer ordentlichen Hauptversammlung vom 14. Mai 2003 auf die im Rahmen der Abspaltung neu gegründete Hypo Real Estate Holding AG, München, (Abspaltung zur Neugründung)

der

Hypo Real Estate Holding AG
München

zugelassen.

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
München